Total pages 8
Exhibit index 3


02047311

FORM 6-K

URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 26 2002
WASH. D.C.
164
SECTION

PE
7-1-02

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of July 2002

AUDIOCODES LTD.
(Translation of registrant's name into English)

PROCESSED
JUL 29 2002
THOMSON
FINANCIAL

4 Hahoresh Street, Yehud 56470 • ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1. Press Release, dated July 24, 2002, announcing revenues and net loss for the second quarter of 2002, and other recent developments.

The information set forth in the first, second, fourth and seventh paragraphs of, and the consolidated balance sheet and consolidated statement of operations data contained in, the press release attached as Exhibit 99.1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-13268; and (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-13378.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 24, 2002, announcing revenues and net loss for the second quarter of 2002, and other recent developments.

45205946.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By: [signature]
Neil Gold, for Shabtai Adlersberg
pursuant to authorization

Dated: July 25, 2002

45205946.1

Exhibit 99.1



Company Contact:
C.O.O. & C.F.O.
Mike Lilo
972 (3) 539-4000
mikel@audiocodes.com

IR Agency Contact:
Thomson Financial Corporate Group
Erik Knettel
(212) 807 5057
erik.knettel@tfn.com

4 HaHoresh Street, P.O. Box 14
Yehud, 56470 Israel
Tel: +972-3-5394000
Fax: +972-3-5394040

AudioCodes Reports Second Quarter Results

Yehud, Israel – July 24, 2002 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet technologies, today announced financial results for the quarter ended June 30, 2002. Revenues for the quarter ended June 30, 2002 were $6.7 million compared to $5.7 million for the quarter ended March 31, 2002 and $11.6 million for the quarter ended June 30, 2001. Net loss for the second quarter of 2002 was $3.7 million, or $(0.09) per basic and diluted share, compared to net income of $306,000, or $0.01 per diluted share, for the same period last year. Revenues for the six months ended June 30, 2002 were $12.4 million compared to $25.2 million in the same period in 2001. Net loss for the six months ended June 30, 2002 was $7.7 million, or $(0.20) per basic and diluted share, compared to net income of $2.5 million, or $0.06 per diluted share, in the same period in 2001.

Cash, cash equivalents and short-term deposits as of June 30, 2002 were $120.8 million compared to $125.4 million as of March 31, 2002.

"This was the third consecutive quarter of improved revenue. In addition, results came in stronger than expected," said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. "We are pleased with our strengthening position as a reliable, long-term, leading supplier of Voice over Packet technologies for the global markets. The progress made this quarter in the marketplace in our media gateway systems initiative and our enabling technology products supports this position. This quarter we began shipping our Mediant VoIP media gateway for wireline networks. Based on positive feedback from OEMs and soft switch partners, we anticipate growing interest in our systems products. Trials are proceeding smoothly and we are glad to report a successful interoperability test of our Mediant cable access gateway in an MSO cable network in Europe."

Effective July 15, 2002, AudioCodes implemented a global wage reduction for all employees which is expected to result in a reduction in salary expenses of approximately 7% per quarter based on current personnel levels. This reduction in costs is in addition to the ongoing cost reduction programs adopted by AudioCodes' management.

"The implementation of a wage cut by the Company is designed to accelerate AudioCodes objective to return to profitability as quickly as possible," said Mike Lilo, COO & CFO of AudioCodes. "We are aware of our employees' sincere and significant contribution towards achieving this goal," he added.

45205946.1

During the second quarter, the Company announced the launch of its System Integrator Partner Program. Product launches announced during the second quarter included the Mediant™ Media Gateway for the cable market and IPmedia™ -1610, a high density board with rich voice processing functions and the IPmedia™ 2000 a market-ready standards compliant media server platform. Design wins announced during the quarter in the IPmedia product line included Oki Electric for Oki's CTstage series and with Interactive Intelligence for its interaction management software for contact centers, called Customer Interaction Center.

Pursuant to the Company's share repurchase programs previously announced in January 2001 and April 2002, the Company repurchased 385,726 shares during the second quarter of 2002 for an aggregate purchase price of $1.2 million.

About AudioCodes

Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing network equipment providers and system integrators with innovative, reliable and cost-effective voice over packet media gateway and media processing technology and systems solutions. The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes' has built on its market leading core technology expertise to develop enabling technology products and a carrier-grade product line that continues to facilitate the evolving demands of the new wireline, wireless and cable communications infrastructure. AudioCodes products include its highly flexible, scalable, and leading edge media gateway systems, VoIP communication boards, VoIP media gateway modules, VoP chip processors, and analog media gateways for access and enterprise solutions. Its customers include the leading global telecom and datacom network equipment providers. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California.

For more information on AudioCodes, visit http://www.audiocodes.com or call
+1 (408) 577-4088

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

Note relating to number of shares: All share and per share data for all periods presented have been retroactively adjusted to reflect the two-for-one stock split effected as of October 6, 2000.

AUDIOCODES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2001	June 30, 2002 (Unaudited)
ASSETS		
CURRENT ASSETS		
Cash, cash equivalents and Short-term deposits	$ 130,070	$ 120,826
Trade receivables	3,437	3,817
Other receivables and prepaid expenses	1,147	2,161
Inventories	6,536	4,982
Total current assets	141,190	131,786
SEVERANCE PAY FUND	1,772	2,136
FIXED ASSETS, NET	5,004	5,473
INVESTMENTS	450	521
Total assets	$ 148,416	$ 139,916
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade payables	$ 1,634	$ 2,590
Other payables and accrued expenses	13,314	11,894
Total current liabilities	14,948	14,484
ACCRUED SEVERANCE PAY	2,213	2,488
Total shareholders' equity	131,255	122,944
Total liabilities and shareholders' equity	$ 148,416	$ 139,916

45205946.1

AUDIOCODES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,	
	2001	2002	2001	2002
	(Unaudited)		(Unaudited)	
Revenues	$ 25,182	$ 12,376	$ 11,628	$ 6,650
Cost of revenues	10,493	6,177	4,917	3,133
Gross profit	14,689	6,199	6,711	3,517
Operating expenses				
Research and development	6,871	6,452	3,378	3,230
Sales and marketing	7,011	7,282	3,647	3,694
General and administrative	2,177	1,716	1,183	868
Total operating expenses	16,059	15,450	8,208	7,792
Operating income (loss)	(1,370)	(9,251)	(1,497)	(4,275)
Financial income, net	3,865	1,574	1,803	602
Income before income taxes (loss)	2,495	(7,677)	306	(3,673)
Income taxes	22	--	--	--
Net income (loss)	$ 2,473	$ (7,677)	$ 306	$ (3,673)
Basic earnings (loss) per share	$ 0.06	$ (0.20)	$ 0.01	$ (0.09)
Number of shares used in computing basic earnings per share (in thousands)	40,000	38,997	39,999	38,964
Diluted earnings (loss) per share	$ 0.06	$ (0.20)	$ 0.01	$ (0.09)
Number of shares used in computing diluted earnings per share (in thousands)	41,970	38,997	41,503	38,964